

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2019

Timothy Keogh
Chief Executive Officer
AmeriCann, Inc.
1550 Wewatta St.
Denver, CO 80202

Re: AmeriCann, Inc.
Registration Statement on Form S-1
Filed September 27, 2019
File No. 333-233981

Dear Mr. Keogh:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jonathan Burr at 202-551-5833 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction